Exhibit 99.42
This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities. This short form base shelf prospectus is filed in reliance on an exemption from the preliminary base shelf prospectus requirements for a well-known seasoned issuer.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell such securities in those jurisdictions. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any U.S. state securities laws. Accordingly, these securities may not be offered or sold in the “United States” (as such term is defined in Regulation S under the U.S. Securities Act), except pursuant to transactions exempt from registration under the U.S. Securities Act and all applicable U.S. state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in the United States.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aya Gold & Silver Inc. at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada, telephone (514) 512-1320 and are also available electronically under the Aya Gold & Silver Inc. profile on the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) at www.sedarplus.ca.
SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 10, 2025
AYA GOLD & SILVER INC.
COMMON SHARES
SUBSCRIPTION RECEIPTS
WARRANTS
DEBT SECURITIES
UNITS
Aya Gold & Silver Inc. (the “Company” or “Aya”) may, from time to time, offer and issue the following securities: (i) common shares (“Common Shares”); (ii) subscription receipts (“Subscription Receipts”); (iii) warrants (“Warrants”); (iv) debt securities (“Debt Securities”); and/or (v) units comprised of one or more of the other securities described in this short form base shelf prospectus (“Units”, and together with the Common Shares, Subscription Receipts, Warrants and Debt Securities, collectively, the “Securities”), during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately or any combination of, among other things, Securities, cash and assumption of liabilities.

- ii -
Investing in the Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading “Risk Factors” in this Prospectus, contained in any of the documents incorporated herein by reference, and in any applicable Prospectus Supplement, before purchasing Securities.
The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (iii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency or currency unit in which the Warrants are issued and any other specific terms; (iv) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, whether payment on the Debt Securities will be senior or subordinated to the Company’s other liabilities and obligations, the nature and priority of any security for the Debt Securities, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions, any arrangements with the trustee for the Debt Securities and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. The Company does not intend to issue “novel” securities pursuant to this Prospectus, as such term is defined under Regulation 44-102 respecting Shelf Distributions (“Regulation 44-102”).
As of the date hereof, the Company has determined that it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All applicable information permitted under applicable laws, including under the WKSI Blanket Orders, to be omitted from this Prospectus that has been so omitted will be contained in one or more Prospectus Supplements that will, except in respect of any sales pursuant to an “at-the-market distribution” as contemplated by Regulation 44-102, be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any securities issued pursuant to this Prospectus.
The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds

- iii -
to the Company, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale (including sales in transactions that are deemed to be “at-the-market distributions” (as such term is defined in Regulation 44-102)), at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to the Company. See “Plan of Distribution”.
This Prospectus may qualify an “at-the-market distribution” (as such term is defined in Regulation 44-102).
Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus. See “Plan of Distribution”.
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AYA” and trade on the OTCQX International Exchange (“OTCQX”) under the symbol “AYASF”. On June 9, 2025, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares was $14.64 on the TSX and US$10.68 on the OTCQX. There is currently no market through which the Subscription Receipts, Warrants, Debt Securities and Units may be sold and purchasers may not be able to resell any Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.
Each of Ghislane Guedira Bennouna, Dr. Jürgen Hambrecht, Eloïse Martin and Robert Taub is a director of the Company that reside outside of Canada. Each of such individuals have appointed Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montréal, Québec, H3B 1R1, Canada as their agent for service of process.
Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.
See “Statutory Rights of Withdrawal and Rescission” below for information about the right to withdraw or rescind from an agreement to purchase Securities.

- iv -
No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents hereof.
The head and registered office of Aya is located at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	1
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
FINANCIAL INFORMATION	3
DOCUMENTS INCORPORATED BY REFERENCE	3
TECHNICAL INFORMATION	5
THE COMPANY	6
SUMMARY DESCRIPTION OF THE BUSINESS	7
CONSOLIDATED CAPITALIZATION	7
USE OF PROCEEDS	8
PLAN OF DISTRIBUTION	8
EARNINGS COVERAGE RATIOS	10
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	10
PRIOR SALES	18
TRADING VOLUME AND PRICE	18
INTERESTS OF EXPERTS	18
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	19
AUDITORS, TRANSFER AGENT AND REGISTRAR	19
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	19
RISK FACTORS	20
WELL-KNOWN SEASONED ISSUER	21
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION	21
CERTIFICATE OF THE COMPANY	23

ABOUT THIS PROSPECTUS
This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We take no responsibility for, and can provide no assurance as to, the reliability of any other information that others may give readers of this Prospectus. We are not making an offer of Securities in any jurisdiction where such an offer is not permitted by law. Readers are required to inform themselves about, and to observe any restrictions relating to, any offer of Securities and the possession or distribution of this Prospectus and any applicable Prospectus Supplement.
Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. We do not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. Information contained on, or otherwise accessed through, our website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to the “Company”, “Aya”, “we”, “us” and “our” refer to Aya Gold & Silver Inc. and/or, as applicable, one or more of its subsidiaries.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Prospectus and the documents incorporated herein by reference contain “forward looking statements” or “forward-looking information” within the meaning of applicable securities legislation (“forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to have a better understanding of the Company’s business plans and financial performance and condition.
Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on opinions, estimates and reasonable assumptions that have been made by the Company as at the date of such information and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to, risks related to: the potential of the Company’s properties; results of exploration activities and interpretation of such results; the Company’s capacity to acquire new projects; plan, cost and timing of future exploration and development; requirements for additional capital; continuous access to capital markets; and other statements relating to the future financial and business performance and strategic plans of the Company; as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus and identified elsewhere in other disclosure documents of the Company filed on SEDAR+ at www.sedarplus.ca. Forward-looking statements have also been incorporated by reference through the AIF (as defined below) and other documents incorporated herein by reference, which include forward-looking statements with respect to, among other things, the Company’s corporate development and strategy.
Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances, including the following: the Company will be able to meet its future capital commitments; the Company will be able to obtain additional financing on reasonable terms if and when needed; the Company will be able to recruit and retain the services of its key technical, sales, marketing, operations and management personnel; the Company will be able to develop commercially viable solutions as a result of its research and development activities; and that the risks referenced above and herein, collectively or individually, will not have a material impact on the Company. While management considers these assumptions to be reasonable based on currently available information, they may prove to be incorrect. Many risks, uncertainties and other factors could cause the actual results of Aya to differ materially from the results, performance, achievements or developments expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, but are not limited to the following: overall economic conditions, rapid technological changes, demand for the Company’s products and services, the introduction of competing technologies, competitive pressures, network restrictions, fluctuations in foreign currency exchange rates, and other similar factors that may cause actual results, performance or achievements to differ materially from those expressed or implied in forward looking statements. The future outcomes that relate to forward-looking statements may be influenced by many additional factors, including, but not limited to, any future sales or issuances of securities of the Company, and the risk factors described under the heading “Risk Factors” in the AIF, which section is incorporated by reference herein. See also the section entitled “Risk Factors” in this Prospectus.
The Company cautions that the foregoing list of factors is not exhaustive, and that, when relying on forward-looking statements to make decisions with respect to the Company or the Securities, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. By their nature, forward-looking statements are inherently uncertain, are subject to risk and are based on assumptions including those discussed herein and those discussed in the documents incorporated herein by reference. There is a significant risk that predictions and other forward-looking statements will not prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements contained herein and the documents incorporated herein by reference are expressly qualified in their entirety by the above cautionary statement.
Forward-looking statements are provided as of the date of this Prospectus or such other date specified herein, and the Company assumes no obligation to update or revise such forward-looking statements to reflect new events or circumstances except as required under applicable securities laws.
FINANCIAL INFORMATION
Aya presents its financial statements in United States dollars and its financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.
This Prospectus contains references to Canadian and United States dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” are to Canadian dollars and references to “US$” are to United States dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/United States dollar exchange rate. The information is based on the daily average exchange rate as reported by the Bank of Canada. Such exchange rate on June 9, 2025 the last business day prior to the date of this Prospectus, was US$1.00 = $1.3684.

	Period End	Average(1)	Low	High
	($ per US$)
Quarter ended March 31,
2025	$1.4376	$1.4352	$1.4166	$1.4603
2024	$1.3550	$1.3486	$1.3316	$1.3593
Year ended December 31,
2024	$1.4389	$1.3698	$1.3316	$1.4416
2023	$1.3544	$1.3497	$1.3128	$1.3875
__________
(1)The average of the daily average exchange rates during the relevant period.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Aya at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada, telephone (514) 512-1320 and are also available electronically under the Company’s profile on SEDAR+ at www.sedarplus.ca.
The following documents of the Company are specifically incorporated by reference into, and form an integral part of, this Prospectus:
a)the Company’s annual information form for the year ended December 31, 2024 dated March 31, 2025 (the “AIF”);
b)the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023, together with the auditor’s report thereon and notes contained therein (the “Annual Financial Statements”);

c)the Company’s management’s discussion and analysis of financial condition and results of operations for the year and quarter ended December 31, 2024 dated March 27, 2025 (the “Annual MD&A”);
d)the Company’s unaudited interim condensed consolidated financial statements and the notes thereto for the three-month periods ended March 31, 2025 and 2024 (the “Interim Financial Statements”);
e)the Company’s management’s discussion and analysis of financial condition and results of operations for the three-month period ended March 31, 2025 dated May 12, 2025 (the “Interim MD&A”); and
f)the Company’s management information circular dated May 12, 2025 for the annual general meeting of shareholders to be held on June 20, 2025.
Any document of the type required by section 11.1 of Form 44-101F1 of Regulation 44-101 respecting Short Form Prospectus Distributions (“Regulation 44-101”) to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (excluding confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including any applicable exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis (“MD&A”) and information circulars of the Company filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus. The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated herein by reference modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.
The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form or new audited annual consolidated financial statements, together with the independent auditor’s report thereon and MD&A relating thereto, being filed by the Company with, and where required, accepted by, the applicable securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous annual information form, the previous audited annual consolidated financial statements and related MD&A and all unaudited interim condensed consolidated financial statements and related MD&A, material change reports, information circulars, business acquisition reports and other disclosure documents filed prior to the commencement of the Company’s financial year in which the new annual information form or annual consolidated financial statements are filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder. Upon new interim condensed consolidated financial statements and the accompanying MD&A relating thereto being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim condensed consolidated financial statements and the accompanying MD&As filed prior to such new interim condensed consolidated financial statements and MD&As shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.
References to our website in any documents that are incorporated by reference into this Prospectus and any Prospectus Supplement do not incorporate by reference the information on such website into this Prospectus or any Prospectus Supplement, and we disclaim any such incorporation by reference.
In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution, and before termination of the distribution, of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.
TECHNICAL INFORMATION
The disclosure contained or incorporated by reference in this Prospectus of a scientific or technical nature, including, among other things, disclosure of mineral reserves and mineral resources, regarding Aya’s mineral assets in the Kingdom of Morocco (“Morocco”) is based on: (i) the technical report entitled “NI 43-101 Technical Report – Feasibility Study, Zgounder Expansion Project, Kingdom of Morocco” originally dated March 31, 2022, as amended on June 16, 2022 (the “Zgounder Technical Report”), prepared for Aya by Daniel M. Gagnon, P. Eng., Daniel Morrison, P. Eng., André-François Gravel, P. Eng., PMP, Claude Bisaillon, P. Eng., William Stone, P.Geo., Fred Brown, P.Geo., Jarita Barry, P.Geo., Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Kathy Kalenchuk, Ph.D., P. Eng., PE, Hugo Dello Sbarba, P. Eng., Stephen Coates, P. Eng., Julie Gravel, P. Eng., Philippe Rio Roberge, P. Eng., PMP and Richard Barbeau, P. Eng. in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“Regulation 43-101”); (ii) the technical report entitled “Technical Report and Updated Mineral Resource Estimate of the Boumadine Polymetallic Project, Kingdom of

Morocco” dated March 31, 2025 (the “Boumadine Technical Report”) prepared for Aya by David Lalonde, P.Geo. and Patrick Pérez, P.Eng. in accordance with Regulation 43-101; and (iii) the other information that has been prepared by or under the supervision of qualified persons (as such term is defined in Regulation 43-101) and included in this Prospectus with the consent of such persons.
The Zgounder Technical Report has been filed on SEDAR+ and may be accessed electronically under the Company’s profile at www.sedarplus.ca. The Zgounder Technical Report is based on the updated Mineral Resource Estimate for the Company’s Zgounder silver project (the “Zgounder Project”) with an effective date of December 13, 2021, as disclosed in a technical report dated January 28, 2022 which was filed on SEDAR+. The Zgounder Technical Report constitutes Aya’s current technical report in respect of the Zgounder Project.
The Boumadine Technical Report has been filed on SEDAR+ and may be accessed electronically under the Company’s profile at www.sedarplus.ca. The Boumadine Technical Report is based on the updated Mineral Resource Estimate for the Company’s Boumadine polymetallic project (the “Boumadine Project”) with an effective date of May 8, 2024, as disclosed in a technical report dated May 31, 2024 which was filed on SEDAR+. The Boumadine Technical Report constitutes Aya’s current technical report in respect of the Boumadine Project.
Actual recoveries of mineral products may differ from reported mineral reserves and mineral resources due to inherent uncertainties in acceptable estimating techniques. In particular, inferred mineral resources have a significant amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category of resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into proven and probable reserves.
For further information on any scientific or technical disclosure included in this Prospectus and any documents incorporated herein by reference relating to Aya’s Zgounder Project or Boumadine Project, please refer to the Zgounder Technical Report or Boumadine Technical Report, respectively.
THE COMPANY
The following description of the Company is, in some instances, derived from selected information about the Company contained in the documents incorporated by reference into this Prospectus. This description does not contain all of the information about the Company and its business that prospective investors should consider before investing in any Securities. Prospective investors should carefully read the entire Prospectus and the applicable Prospectus Supplement, including under the heading “Risk Factors”, as well as the documents incorporated by reference into this Prospectus and the applicable Prospectus Supplement, before making an investment decision.
Aya was incorporated under the Canada Business Corporations Act on December 19, 2007. The Company is a publicly traded Canadian precious metals mining company focused on the operation, exploration, acquisition and development of precious metals mining projects. On February 27, 2018, articles of amendment were issued to consolidate the common shares of the Company on a four (4) to one (1) basis. On July 22, 2020, articles of amendment were issued to change the name of the Company from Maya Gold & Silver Inc. to Aya Gold & Silver Inc., and effective July 31, 2020, the Company began trading under its new name on the TSX.

The head and registered office of Aya is located at 1320 boulevard Graham, Suite 132, Mont-Royal, Québec, H3P 3C8, Canada.
SUMMARY DESCRIPTION OF THE BUSINESS
Aya is a publicly traded Canadian company focused on the operation, acquisition, exploration and development of silver and gold deposits. Aya is currently operating mining and milling facilities at its flagship property, the Zgounder Project, located in the central Anti-Atlas mountains in Morocco. Aya’s mining portfolio also includes the Boumadine Project located in the Anti-Atlas mountains in Morocco, an advanced stage development asset with the Office National des Hydrocarbures et des Mines of Morocco in which Aya has an 85% ownership stake.
Additionally, the Company’s portfolio includes exploration properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources with gold, tungsten, molybdenum and copper occurrences in the center of the historical mining district of Morocco.
The following chart sets out the organizational structure of Aya and each of its material subsidiaries, as well as the percentage of ownership and jurisdiction of incorporation of each such material subsidiary:

Aya Gold & Silver Inc.
(Canada)
100%
Aya Gold & Silver Maroc S.A.
(Morocco)
85%
100%
15%
Boumadine Global Mining S.A.
(Morocco)
Zgounder Millenium
Silver Mining S.A.
(Morocco)
Office National
des Hydrocarbures
et des Mines
(Morocco)
Boumadine
Mining License
(Morocco)
Zgounder Silver Mine
(Morocco)

Shares held by an external entity – – –

CONSOLIDATED CAPITALIZATION
Since the Company’s most recent financial statements, being the Interim Financial Statements, there have been no material changes in the share and loan capital of the Company, on a consolidated basis.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, in the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.
USE OF PROCEEDS
The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities to advance the Company’s business objectives and for general corporate purposes, including funding ongoing operations and/or working capital requirements. Unless otherwise set forth in the applicable Prospectus Supplement, the Company will not receive any proceeds from any sale of any Securities by selling securityholders.
The management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus and the Company’s actual use of the net proceeds will vary depending on its operating and capital needs from time to time.
We may also, from time to time, decide to issue Securities otherwise than pursuant to a Prospectus Supplement to this Prospectus. All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such Securities, unless otherwise stated in the applicable Prospectus Supplement.
PLAN OF DISTRIBUTION
Aya may from time to time, during the 25-month period that this Prospectus, including any amendments and supplements hereto, remains valid, offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell the Securities to one or more purchasers directly pursuant to applicable statutory exemptions or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by Aya in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that Aya will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.
The Securities may be sold from time to time in one or more transactions at a fixed price or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or negotiated prices (which prices may vary as between purchasers and during the period of distribution of the Securities), including sales in transactions that are deemed to be “at-the-market distributions” as defined in Regulation 44-102, which may include sales made directly on the TSX or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement.
This Prospectus may also, from time to time, relate to the offering of Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Company’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.
No underwriter, dealer or agent, no affiliate of such an underwriter, dealer or agent and no person acting jointly or in concert with such an underwriter, dealer or agent (for the purposes of this paragraph only, any such person, an “Underwriter”) involved in an “at-the-market distribution” will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities, including selling an aggregate number or principal amount of Securities that would result in the Underwriter creating an over-allocation position in the Securities. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for the Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to Aya. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from Aya or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian securities legislation and any such compensation received by them from Aya and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.
In connection with any offering of Securities other than an “at-the-market distribution” (as defined under applicable Canadian legislation) (unless otherwise specified in the relevant Prospectus Supplement), the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.
Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with Aya, to indemnification by Aya against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments, which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, Aya in the ordinary course of business.
Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities (other than Common Shares) will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities (other than Common Shares) may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. Aya may elect to list any of the Securities on one or more exchanges, but unless otherwise specified in the applicable Prospectus Supplement, Aya shall not be obligated to do so. In addition, underwriters will not be obligated to make a market in any Securities. No assurance can be given regarding the activity of trading in, or liquidity of, any Securities. See “Risk Factors”.
This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws. Unless otherwise specified in the applicable Prospectus Supplement, the Securities may not be offered or sold in the U.S. or to, or for the account or benefit of, U.S. persons, unless the Securities are registered under the U.S. Securities Act and any applicable U.S. state securities laws or an exemption from such registration requirements is available. Each underwriter, dealer and agent who participates in the distribution will agree not to sell or offer to sell or to solicit any offer to buy any Securities within the U.S. or to, or for the account or benefit of, a U.S. person, except pursuant to an exemption from the registration requirements of the U.S. Securities Act and any applicable U.S. state securities laws. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any Securities in the U.S.
EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The following description sets forth certain general terms and provisions of the Securities. The Company may issue Securities either separately or together with or upon the conversion of or in exchange of other securities. The particular terms and provisions of each series of Securities the Company may offer will be described in greater details in the related Prospectus Supplement, which may provide information that is different from this Prospectus. The Company reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Securities that are not within the descriptions set forth in this Prospectus.
The summary below of the rights, privileges, restrictions and conditions attaching to the Securities is subject to, and qualified by reference to, the Company’s articles and by-laws, which may be accessed electronically under Aya’s profile on SEDAR+ at www.sedarplus.ca.
Common Shares
The authorized share capital of the Company consists of an unlimited number of Common Shares without par value. As of the date hereof, there are 131,124,439 Common Shares issued and outstanding. Common Shares may be sold separately or together with Subscription Receipts, Warrants or Debt Securities under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain Subscription Receipts, Warrants or Debt Securities qualified for issuance under this Prospectus.
The summary below of the rights, privileges, restrictions and conditions attaching to the Common Shares is subject to, and qualified in its entirety by reference to, the Company’s articles and by-laws, which may be accessed electronically under Aya’s profile on SEDAR+ at www.sedarplus.ca.
Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company’s shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the board of directors of the Company, in their sole discretion. All dividends which the board of directors of the Company may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding.
On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.
As of the date of this Prospectus, the Company has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Company’s board of directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.
The specific terms of any offerings of Common Shares, including the number of Common Shares being offered and the offering price, will be described in one or more Prospectus Supplements.
Subscription Receipts
Subscription Receipts may be offered separately or together with Common Shares, Warrants or Debt Securities, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between the Company and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
Terms of the Subscription Receipts
The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed with securities regulatory authorities after it has been entered into by the Company and will be available on the Company’s SEDAR+ profile at www.sedarplus.ca.
Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares), for no additional consideration, upon the completion of a particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.
This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:
(a)the number of Subscription Receipts;
(b)the price at which the Subscription Receipts will be offered;
(c)the Securities into which the Subscription Receipts may be exchanged;
(d)conditions (the “Release Conditions”) for the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;
(e)the procedures for the exchange of the Subscription Receipts into other Securities;
(f)the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;
(g)the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of other Securities that may be exchanged upon exercise of each Subscription Receipt;
(h)the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;
(i)the dates or periods during which the Subscription Receipts may be exchanged into other Securities;
(j)the identity of the Escrow Agent;
(k)the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;
(l)the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;
(m)procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;
(n)the material income tax consequences of owning, holding and disposing of the Subscription Receipts;
(o)the securities exchange(s) on which the Subscription Receipts will be listed, if any; and
(p)any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the Securities to be received on the exchange of the Subscription Receipts.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Warrants
Warrants may be issued for the purchase of Common Shares or other Securities. Warrants may be issued independently or together with Common Shares, Subscription Receipts, Debt Securities or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between the Company and a warrant agent that will be named in the applicable Prospectus Supplement.
Terms of the Warrants
The applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the agreement governing the Warrants will be filed with securities regulatory authorities after it has been entered into by the Company and will be available on the Company’s SEDAR+ profile at www.sedarplus.ca.
Warrants will entitle the holder thereof to receive other Securities (typically Common Shares) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:
(a)the designation of the Warrants;
(b)the aggregate number of Warrants offered and the offering price;
(c)the designation, number and terms of the Common Shares or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
(d)the exercise price of the Warrants;
(e)the dates or periods during which the Warrants are exercisable;
(f)the designation and terms of any Securities with which the Warrants are issued;
(g)if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;
(h)the currency or currency unit in which the exercise price is denominated;
(i)whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;
(j)any minimum or maximum amount of Warrants that may be exercised at any one time;
(k)whether such Warrants will be listed on any securities exchange;
(l)whether the Warrants will be issued in fully registered or global form;
(m)any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;
(n)any rights, privileges, restrictions and conditions attaching to the Warrants;
(o)the material income tax consequences of owning, holding and disposing of the Warrant; and
(p)any other specific terms.
Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.
Modifications
The Company may amend any agreement governing the Warrants and the Warrants themselves without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability
The warrant agent or trustee, as applicable, will act solely as the Company’s agent. The warrant agent or trustee, as applicable, will not have any duty or responsibility if the Company defaults under any agreement governing the Warrants or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.
Debt Securities
The following sets forth certain general terms and provisions of the Debt Securities that may be offered pursuant to this Prospectus. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms.
The Debt Securities may be offered separately or together with other Securities, as the case may be. The Debt Securities may be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The applicable Prospectus Supplement will include details of the Indenture governing the Debt Securities being offered. A copy of any Indenture relating to an offering of Debt Securities will be filed by the Company with the relevant securities regulatory authorities in Canada after it has been entered into by the Company and will be available on the Company’s SEDAR+ profile at www.sedarplus.ca. The Debt Securities may also be issued without the benefit of an Indenture. The statements made below relating to any Indenture, instalment receipt and pledge agreement (see below) or Debt Securities to be issued thereunder and to any specific Debt Security issued without the benefit of an Indenture, as the case may be, are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Indenture, instalment receipt and pledge agreement, or the specific Debt Security, as the case may be.
Terms of the Debt Securities
The particular terms relating to Debt Securities offered by a Prospectus Supplement, and the extent to which the general terms described in this section apply to those Debt Securities, will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:
(a)the specific designation of the Debt Securities;
(b)the price or prices at which the Debt Securities will be issued;
(c)any limit on the aggregate principal amount of the Debt Securities;
(d)the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;
(e)the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

(f)the terms and conditions under which the Company may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;
(g)the terms and conditions upon which the Company may redeem the Debt Securities, in whole or in part, at the Company’s option;
(h)the covenants and events of default applicable to the Debt Securities;
(i)the terms and conditions for any conversion or exchange of the Debt Securities for any other securities of the Company;
(j)whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;
(k)whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;
(l)the denominations in which registered Debt Securities will be issuable;
(m)each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;
(n)the currency in which the Debt Securities are denominated or the currency in which the Company will make payments on the Debt Securities;
(o)any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and
(p)any other terms of the Debt Securities which apply solely to the Debt Securities.
Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.
The Company will summarize in the applicable Prospectus Supplement certain terms of the Debt Securities being offered thereby and the relevant Indenture or specific Debt Security, as the case may be, which the Company believes will be most important to an investor’s decision to invest in the Debt Securities being offered. It is the Trust Indenture, as supplemented by any applicable supplemental indenture, or the specific Debt Security, as the case may be, and not the summary in the applicable Prospectus Supplement, which defines the rights of a holder of Debt Securities. There may be other provisions in the Trust Indenture or the specific Debt Security, as the case may be, which are important to a purchaser of Debt Securities. Such purchaser of Debt Securities should read the Indenture, instalment receipt or pledge agreement or the specific Debt Security, as the case may be, for a full description of the terms of the Debt Securities, the terms of which shall prevail to the extent of any inconsistency.
The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt or pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date.
The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other Securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other Securities of the Company to be received by the holders of such series of Debt Securities would be subject to adjustment.
To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the Securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.
Modifications
The Company may amend any agreement(s) governing the Debt Securities and the Debt Securities themselves, without the consent of the holders of the Debt Securities, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.
Units
The Company may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
Terms of the Units
Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including, if applicable:
(a)the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;
(b)any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;
(c)how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;
(d)the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)the securities exchange(s) on which such Units will be listed, if any;
(f)whether the Units and the underlying Securities will be issued in fully registered or global form; and
(g)any other specific terms of the Units and the underlying Securities.
The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement(s) governing the Units and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Modifications
The Company may amend any agreement(s) governing the Units and the Units themselves, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.
PRIOR SALES
Information in respect of the prior sales of the Common Shares or Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities that have been issued within the previous twelve month period, will be provided as required in a Prospectus Supplement with respect to the issuance of securities pursuant to such Prospectus Supplement.
TRADING VOLUME AND PRICE
Trading prices and volume of the Company’s Securities will be provided, as required, in each Prospectus Supplement for each class or series of Securities distributed under such Prospectus Supplement and for Securities into which those classes or series of Securities are convertible or exchangeable.
INTERESTS OF EXPERTS
Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to the Securities offered by a Prospectus Supplement will be passed upon on behalf of the Company by Norton Rose Fulbright Canada LLP. The partners and associates of Norton Rose Fulbright Canada LLP as a group beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.
The following experts have reviewed, prepared or supervised the preparation of information upon which certain scientific and technical information relating to the Company’s mineral projects contained or incorporated by reference in this Prospectus is based:
•Daniel M. Gagnon, P. Eng.;
•Daniel Morrison, P. Eng.;

•André-François Gravel, P. Eng., PMP;
•Claude Bisaillon, P. Eng.;
•William Stone, P.Geo.;
•Fred Brown, P.Geo.;
•Jarita Barry, P.Geo.;
•Eugene Puritch, P.Eng., FEC, CET;
•Antoine Yassa, P.Geo.;
•Kathy Kalenchuk, Ph.D., P. Eng., PE;
•Hugo Dello Sbarba, P. Eng.;
•Stephen Coates, P. Eng.;
•Julie Gravel, P. Eng.;
•Philippe Rio Roberge, P. Eng., PMP;
•Richard Barbeau, P. Eng.;
•David Lalonde, P.Geo.;
•Patrick Pérez, P.Eng.; and
•Raphael Beaudoin, P.Eng.
To the best of the Company’s knowledge, after reasonable inquiry, as of the date hereof, each of the aforementioned experts held less than 1% of any class of the Company’s securities or of any of the Company’s associates or affiliates when they prepared the technical reports and estimates referred to above or following the preparation of such technical reports and estimates, as the case may be. None of the aforementioned persons received any direct or indirect interest in any of the Company’s securities or property or of any of the Company’s associates or affiliates in connection with the preparation of such technical reports or estimates.
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS
Certain of the Company’s directors, namely Ghislane Guedira Bennouna, Dr. Jürgen Hambrecht, Eloïse Martin and Robert Taub, reside outside of Canada. Each of such individuals have appointed Norton Rose Fulbright Canada LLP, 1 Place Ville Marie, Suite 2500, Montréal, Québec, H3B 1R1, Canada as their agent for service of process. Purchasers are advised that it may not be possible for them to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.
AUDITORS, TRANSFER AGENT AND REGISTRAR
The auditor of the Company is KPMG LLP. KPMG LLP has confirmed that it is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.
The transfer agent and registrar for the Common Shares in Canada is TSX Trust Company at its principal office in Montréal, Québec.
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

RISK FACTORS
An investment in the Company’s securities is speculative and involves a high degree of risk. In addition to the other information included or incorporated by reference in this Prospectus or any applicable Prospectus Supplement, you should carefully consider the risks and uncertainties described in the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement, together with all of the other information contained in this Prospectus, before purchasing the Company’s securities. In particular, you should carefully consider the risks described in the Company’s AIF, Annual MD&A and Interim MD&A, as well as the risk factors described under the heading “Risk Factors” in any applicable Prospectus Supplement. The risks described herein and therein are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition and results of operations. If any of the events identified in the risks and uncertainties described herein and therein were to actually occur, our business, financial condition or results of operations could be materially harmed. The occurrence of any of such risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. In these circumstances, the market price of our securities, including the Securities, could decline, and you may lose all or part of your investment.
The Company may issue additional Securities in the future which may dilute the holdings of existing securityholders, including the holders of Securities purchased under this Prospectus.
The Company may issue additional Securities in the future, which may dilute the holdings of existing securityholders in the Company, including purchasers of Securities under this Prospectus. The Company’s constating documents allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company’s board of directors, in many cases, without the approval of our shareholders. The Board also has the discretion to determine the price and terms of any issuances of Debt Securities, Subscription Receipts, Warrants and Units. Any such future issuances could be significant and the Company cannot predict the effect that future issuances and sales will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in our earnings per share.
Positive return not guaranteed.
A positive return on an investment in the Securities is not guaranteed. There is no guarantee that an investment in the Securities will earn any positive return in the short term or long term. An investment in the Securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.
There is no existing public market for the Subscription Receipts, Warrants, Debt Securities or Units and a market may not develop.
There is currently no market through which the Subscription Receipts, Warrants, Debt Securities or Units may be sold and purchasers of Subscription Receipts, Warrants, Debt Securities or Units may not be able to resell such Subscription Receipts, Warrants, Debt Securities or Units purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Subscription Receipts,

Warrants, Debt Securities or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Subscription Receipts, Warrants, Debt Securities or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Subscription Receipts, Warrants, Debt Securities or Units and the extent of issuer regulation.
The public offering prices of the Securities may be determined by negotiation between the Company and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See “Plan of Distribution”.
The Debt Securities may be unsecured and would thereby rank equally in right of payment with all of our other future unsecured debt.
Pursuant to the applicable Prospectus Supplement, the Debt Securities may be unsecured and would thereby rank equally in right of payment with all of our other existing and future unsecured debt. If unsecured, the Debt Securities will be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured Debt Securities. In such an event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.
WELL-KNOWN SEASONED ISSUER
The securities regulatory authorities in each of the provinces of Canada each independently adopted a series of substantively harmonized blanket orders, including Décision No 2021-PDG-0066 – Décision générale relative à une dispense de certaines obligations du régime de prospectus préalable au bénéfice d’émetteurs établis bien connus of the Autorité des marchés financiers (General Order relating to an Exemption from Certain Prospectus Requirements for Well-Known Seasoned Issuers) (together with the rules and equivalent local blanket orders in each of the other provinces of Canada, as extended, amended or varied from time to time, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders were adopted to allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. As of the date hereof, the Company has determined that it meets the criteria to qualify as a “well-known seasoned issuer” as such term is defined in the WKSI Blanket Orders.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the securities purchased by a purchaser and any amendments thereto. However, purchasers of Common Shares distributed under an “at-the-market distribution” by the Company do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an “at-the-market distribution” by the Company may have against the Company or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.
In an offering of convertible, exchangeable or exercisable Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the Prospectus or a Prospectus Supplement (or any amendment thereto) is limited, in certain provincial securities legislation, to the price at which convertible, exchangeable or exercisable Subscription Receipts, Warrants or Debt Securities (or Units comprised partly thereof) are offered to the public under the Prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal adviser.
In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under the Securities Act (Québec), and is in addition to any other right or remedy available to original purchasers under the Securities Act (Québec) or otherwise at law.
A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

C-1
CERTIFICATE OF THE COMPANY
Dated: June 10, 2025
This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada.

(signed) “Benoit La Salle”	(signed) “Ugo Landry-Tolszczuk”

Benoit La Salle	Ugo Landry-Tolszczuk
President and Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors of the Company

(signed) “Dr. Jürgen Hambrecht”	(signed) “Yves Grou”

Dr. Jürgen Hambrecht	Yves Grou
Director	Director